

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

April 23, 2015

VIA E-MAIL

Elliot J. Gluck
Willkie Farr & Gallagher
787 Seventh Avenue
New York, NY 10019-6099

Re: The New Ireland Fund, Inc. (the "Fund")
       File Numbers: 333-203194 and 811-05984

Dear Mr. Gluck:

On April 2, 2015, you filed a registration statement on Form N-2 in connection with the proposed offering by The New Ireland Fund, Inc. (the "Fund") of shares of common stock. We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings, defined terms, and page numbers found in the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

General

1. We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

2. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your Registration Statement.

3. Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction described in the Registration Statement.

4. Inasmuch as the Fund may enter into various derivative transactions, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. *See* http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

5. Please define all acronyms and capitalized terms before, or concurrently with, using them. See, for example, P/E ratio, EPS and OECD.

Outside Front Cover

6. We are unable to locate the table required by Item 1(g) of Form N-2. Please advise or revise.

Prospectus Summary

7. You state that under normal circumstances, the Fund will invest at least 80% of total assets in Irish equity and fixed income securities. Please clarify how the fund determines if a security is an Irish equity or fixed income security (*i.e.*, how does the fund determine if an investment is economically tied to Ireland) for purposes of the 80% policy. See, too, the disclosure on page 17.

8. The disclosure appears to identify two distinct numeric investment policies with respect to Ireland-related investments. For clarity, please include a transition or otherwise separate the two policies.

9. Please disclose whether the 80% policy is fundamental or non-fundamental. If it is non-fundamental, please disclose that the Fund will provide shareholders with at least 60 days' notice prior to any changes. See Rule35d-1(a)(3)(iii) of the 1940 Act.

10. If the fund intends to invest in derivatives as part of its 80% policy to the extent the derivatives have economic characteristics similar to securities included in that policy, please clarify how the fund will value those derivatives for purposes of the 80% policy. Please note that it is the Staff's position that the 80% test in Rule 35d-1 is an asset-based test, not an exposure test, and that all assets, including derivative positions, must be valued on a mark-to-market basis for purposes of calculating compliance with the test.

11. Please disclose whether the Fund has any requirements concerning maturity or duration when investing in fixed income securities.

12. Please disclose the Fund's market capitalization policy, if any, for its equity investments.

13. Where you mention duration (page 6) please clarify that it is a measure of sensitivity to interest rates rather than time.

14. Please revise the Tax Considerations bullet point on pages 8-9 for brevity. Also, as it is a "consideration" and not a "risk," please relocate it to a more appropriate section of the Prospectus Summary.

<u>Investment Policies</u>, page 17

15. Please explain in the prospectus what you mean when you state that the "Irish market by its very nature lends itself to bottom up stock picking."

<u>Risks and Special Considerations</u>, page 22

16. Please expand the first paragraph to make clear that the section describes the principal risk factors associated with investment in the Fund specifically, as well as those factors generally associated with investment in a fund with investment objectives, investment policies, capital structure or trading markets similar to those of the Fund. <u>See</u> Item 8.3.a. of Form N-2.

<u>Dividend Reinvestment and Cash Purchase Plan</u>, pages 31-32

17. In the first sentence of the 3rd full paragraph, please consider whether the word "not" should be removed.

<u>Certain Provisions of the Maryland General Corporation Law and the Charter and By-Laws</u>, pages 34-35

18. The staff of the Division of Investment Management has taken the position that, if a fund opts in to the Maryland Control Share Acquisition Act (the "MCSAA"), its actions are inconsistent with Section 18(i) of the Investment Company Act. <u>See</u> Boulder Total Return Fund, Inc. (SEC Staff No-Action Letter (Nov. 15, 2010)) (http://www.sec.gov/divisions/investment /noaction/2010/bouldertotalreturn111510.htm). Since the Fund is a Maryland corporation, please disclose in this section that the Fund has not opted in to the MCSAA.

<u>SAI - Portfolio Manager Compensation</u>, page S-14

19. The compensation discussion is extremely general. Item 21.2 of Form N-2 requires a discussion "with specificity" of how each individual required to be identified in response to Item 9.1.c (in this case Noel O' Halloran) is compensated. Please review the item and revise accordingly.

*   *   *   *   *   *

Responses to this letter should be in the form of a revised submission and should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to Company disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Company requests acceleration of the effective date of a registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

If you have any questions, please call me at (202) 551-6751. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at whitea@sec.gov or transmitted by facsimile to (202) 772-9285. Mail or deliveries should be addressed to the Securities and Exchange Commission, 100 F St. N.E., Washington, D.C. 20549-8629.

Sincerely yours,

/s/ Alison White

Alison White
Senior Counsel